

March 21, 2013

Via Email

Richard Stalzer
Chief Executive Officer
Voltari Corporation
601 West 26th Street, Suite 415
New York, NY 10001

> **Re:** **Voltari Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 18, 2013**
> **File No. 333-186564**

Dear Mr. Stalzer:

We have reviewed your letter dated March 18, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our March 15, 2013 letter.

Proposal 1 — Reorganization

Material Federal Income Tax Consequences, page 48

1.   We note your response to prior comment 2. The first paragraph of this section, and the tax section on page 63, state that the legal conclusions represent the opinion of SNR Denton, other than any conclusions as to the limitation of the use of NOLs. Preservation of NOLs is the purpose of the Reorganization, and the tax consequences are material. In addition, the penultimate paragraph on page 49 contains your conclusions as to certain tax impacts of the Reorganization. Legal counsel or an independent public or certified accountant must provide an opinion addressing all material tax consequences. Please revise. See Item 601(b)(8) of Regulation S-K and for guidance, refer to Sections III.A.1, III.A.2, and III.C.1 of Staff Legal Bulletin No. 19.

2.   Various places in this section, and the tax discussion on page 63, state what the tax consequences of the transaction "should" be. Similarly, Exhibit 8.1 states that the Reorganization "should" qualify as an exchange and the Reverse Stock Split "should" qualify as a reorganization. If the author of the opinion is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for the author's inability to opine on the material tax consequence, and discuss the possible alternatives and risks to investors. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19. In addition, provide risk factor and/or other appropriate disclosure

setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please revise.

Exhibit 8.1

3.   Tax counsel has assumed the necessary entity formation and continued existence of the entities. In addition, counsel has assumed that the Reorganization will constitute a statutory merger under state law. It is inappropriate for counsel to assume the tax consequence at issue, any legal conclusion underlying the opinion, and facts relevant to the opinion that are known or readily ascertainable. For guidance, refer to Section III.C.3 of Staff Legal Bulletin No. 19. Please revise.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Mark P. Shuman

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP